Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES 22.5% OWNED MCCLEAN LAKE

OPERATIONS GRANTED 10-YEAR LICENCE RENEWAL BY CNSC

Toronto, ON – July 5, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that its 22.5% owned McClean Lake operations have been granted a 10-year Uranium Mine Operating Licence from the Canadian Nuclear Safety Commission (“CNSC”), which is valid as of July 1, 2017 and will expire on June 30, 2027.

The McClean Lake operations are located in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan and are owned by the McClean Lake Joint Venture (“MLJV”), a joint venture between AREVA Resources Canada Inc. (“AREVA”) (70%), Denison (22.5%) and OURD (Canada) Co. Ltd. (7.5%). The McClean Lake operations include several uranium deposits as well as the McClean Lake mill, which is currently operating and processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is operated by AREVA.

Denison’s President and CEO, David Cates, commented, “We are quite familiar with the CNSC’s rigorous processes, having worked closely with the CNSC for many years in regards to our own reclaimed mine sites in Elliot Lake, and we are very pleased with the outcome of the McClean Lake renewal process. AREVA continues to be a tremendous partner at McClean Lake and we are very appreciative of not only AREVA’s commitment to the licence renewal process, but also their commitment to operating the McClean Lake operations with the utmost respect for employee safety, the environment, and the neighbouring northern communities.”

McClean Lake Mill

The McClean Lake mill is one of the most technologically advanced uranium mills in operation and is the only facility in the world designed to process high grade uranium ore without dilution. In 2016, the MLJV obtained regulatory approval from the CNSC to increase its annual production capacity of uranium (U3O8) to 24 million pounds per year. With the Cigar Lake mine expected to produce approximately 18 million pounds U3O8 annually, the McClean Lake mill currently has excess licenced processing capacity of up to six million pounds U3O8 per year.

Denison’s Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, completed in 2016 (see press releases dated April 4, 2016 and May 12, 2016), contemplates the use of the McClean Lake mill, on a toll milling basis, for the processing of mine production from Wheeler River’s Gryphon and Phoenix uranium deposits. The Wheeler River project is a joint venture between Denison (60%), Cameco Corp. (30%), and JCU (Canada) Exploration Company Limited (10%).

Further details regarding the Gryphon and Phoenix deposits are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

On July 19th, 2016, Denison announced the initiation of a Pre-Feasibility Study (“PFS”) for the Wheeler River project and the complimentary commencement of an infill drilling program at the Gryphon deposit to bring the inferred resources to an indicated level of confidence. This work continues at present, and an updated mineral resource estimate for Wheeler River is planned to be completed once summer assay results are received, and is then expected to be incorporated into the completion of a PFS planned for 2018.

McClean Lake Uranium Deposits

McClean Lake is also host to the Caribou, Sue D, Sue E and McClean North uranium deposits. Together the deposits are currently estimated to contain indicated mineral resources of 18 million pounds U3O8, plus inferred mineral resources of 7.6 million pounds U3O8, as outlined below.

Indicated Mineral Resource Estimates (1)(2)(3)

	100% Basis			Denison Share (22.5%)
Project/Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean – Caribou	47.8	2.62	2,800	600
McClean – Sue D	122.8	1.05	2,800	600
McClean – McClean North	205.8	2.75	12,400	2,800

Total Indicated Mineral Resources			18,000	4,000

Inferred Mineral Resource Estimates (1)(2)(3)

	100% Basis			Denison Share (22.5%)
Project/Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean – Sue D	24.2	0.39	200	0
McClean – Sue E(4)	483.4	0.69	7,300	1,600
McClean – McClean North	3.3	0.74	100	0

Total Inferred Mineral Resources			7,600	1,600

Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	The mineral resources were estimated at a cut-off grade of 0.10% U3O8.
(3)

The Company received a technical report from Scott Wilson RPA (now RPA Inc.) dated November 21, 2005, as revised February 16, 2006, on its mineral reserves and mineral resources at certain of the deposits (Sue A, B, E and McClean North and Caribou) at McClean Lake entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada”. Further revised reports were obtained for the mineral resources at Sue D and McClean North deposits entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006, and “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated January 31, 2007 respectively. Copies of all Technical Reports are available on the Company’s profile on the SEDAR website at www.sedar.com.

(4)

The operator conducted confirmatory drilling on a portion of these mineral resources outside the designated pit and late in 2006 submitted a preliminary analysis detailing an inferred mineral resource of approximately 2 million pounds on a 100% basis in this area, as compared to the 7.3 million pounds that Scott Wilson Roscoe Postle Associates Inc. (now RPA Inc.) has estimated in its February 2006 technical report. RPA Inc. has not re-estimated the mineral resource using the new drill information.

Qualified Persons

Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101, has reviewed and approved the technical information contained in this release.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 330,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.63% interest in the J-Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release containsforward-looking information pertaining to the following: the potential use of the McClean Lake mill, on a toll milling basis, for the processing of mine production from Wheeler River’s Gryphon and Phoenix uranium deposits as contemplated by the PEA; the anticipated timing for an updated resource estimate at Wheeler River; the anticipated completion and timing of a PFS on the Wheeler River Project; exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; the estimates of Denison’s mineral resources and the results of its PEA.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.